

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 28, 2008

K. Douglas Ralph
Senior Vice President – Finance & Chief Financial Officer
Carpenter Technology Corporation
P.O. Box 14662
Reading, Pennsylvania 19610

> **Re: Carpenter Technology Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2007**
> **File No. 1-5828**

Dear Mr. Ralph:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2007

Item 9A. Disclosure Controls and Procedures, page 77

1.   We note your officers' conclusion that the Company's disclosure controls and procedures as of June 30, 2007, September 30, 2007, and December 31, 2007 "…were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms" Please confirm and disclose in future filings that your disclosure controls and procedures were also effective to ensure

that information required to be disclosed in the reports filed or submitted under the Act is accumulated and communicated to management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively you may state that the disclosure controls and procedures are "effective" or "ineffective," whichever the case may be, without defining them. See Item 307 of Regulation S-K.

Exhibit 31

2.   In future filings, please exclude the officers' title from the first line of the Section 302 certifications, consistent with your quarterly reports, as they are signing them in a personal capacity.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2007

Consolidated Balance Sheet, page 3

3.   It appears that the two-for-one stock split announced on October 16, 2007 is not reflected in the June 30, 2007 stockholders' equity section of the balance sheet. Please revise future filings to ensure that all related disclosures are retroactively adjusted to reflect the impact of the stock split. Refer to SAB Topic 4:C.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief